#82-34714

04036677

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

August 25, 2004

SEC MAIL PROCESSING
RECEIVED
SEP - 2 2004
WASH. D.C. 185 SECTION

SUPPL

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases dated August 24 and Material Change Report dated August 24, 2004.

Yours truly,

IMPERIAL METALS CORPORATION

R. Budhai / for

Sabine Goetz
Executive Assistant

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

Encl.

dlo 9/2

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Intercepts Additional High Grade in the Springer Zone

Vancouver (August 24, 2004) - Imperial Metals Corporation (III-TSX) has intersected 270 metres grading 0.56% copper, 0.58 g/t gold, and 1.34 ppm silver in Springer hole SD04-16 at its 100% owned Mount Polley property near Williams Lake, BC. Included in this interval are 17.05 metres grading 2.30% copper, 2.70 g/t gold, and 4.66 ppm silver.

Hole SD04-16 was drilled in a westerly direction at a dip of 50 degrees, and is the southern most test of the deeper Springer mineralization to date. The 270 metre interval of mineralization was intersected from 325.0 to 595.0 metres and the 17.05 metre interval was intercepted from 557.35 to 574.40 metres.

The mineralization intersected in this hole occurs approximately 35 metres south of the mineralized intersection in hole SD04-11 which measured 273.2 metres grading 0.72% copper, 0.36 g/t gold and 1.32 ppm silver. Hole SD04-16 confirms that grades in the deeper part of the Springer Zone are increasing as drilling moves toward the south.

A total of 16 holes have now been completed in the Springer Zone. Refer to the Company website for a complete drill hole table and drill plan. Further drilling in the Springer Zone will resume later in the year.

Two drills are presently testing the recently discovered northern extension of the Northeast Zone.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For additional information refer to the Company website at *www.imperialmetals.com* or contact:
Brian Kynoch, President - 604.669.8959; or
info@imperialmetals.com

Mount Polley Assay Results to Date – August 24, 2004

Springer Zone

Drill Hole #	Total Length (m)	Metre Interval			Interval Length	Copper %	Gold g/t
SD03-01	481.3	3.7	-	470.0	466.3	0.49	0.36
including		202.5	-	470.0	267.5	0.61	0.49
and		295.0	-	375.3	80.3	0.94	0.64
and		320.0	-	372.5	52.5	1.14	0.81
SD03-02	675.1	160.0	-	647.5	487.5	0.31	0.26
including		255.0	-	321.6	66.6	0.44	0.38
SD03-03	675.1	150.2	-	665.0	514.8	0.25	0.36
including		150.2	-	575.0	424.8	0.26	0.38
and		452.2	-	575.0	122.8	0.46	0.62
SD03-04	769.3	82.5	-	625.0	542.5	0.28	0.24
including		217.5	-	330.0	112.5	0.47	0.29
SD03-05	639.5	187.5	-	532.5	345.0	0.40	0.24
including		395.0	-	532.5	137.5	0.60	0.32
SD03-06	739.8	10.0	-	237.5	227.5	0.44	0.42
and		379.7	-	601.8	221.4	0.37	0.29
SD04-07	648.3	20.4	-	41.8	21.5	0.43	0.48
and		66.2	-	112.5	46.3	0.43	0.48
SD04-08	648.3	3.4	-	177.5	174.2	0.32	0.30
and		217.5	-	382.5	165.0	0.32	0.35
SD04-09	669.0	3.1	-	287.5	284.5	0.33	0.25
SD04-10	617.2	115.0	-	155.0	40.0	0.19	0.29
and		175.0		209.6	34.6	0.30	0.31
and		332.5		380.0	47.5	0.36	0.33
and		420.0		450.0	30.0	0.83	0.95
SD04-11	1004.0	282.5	-	555.7	273.2	0.72	0.35
and		467.5	-	541.3	73.8	1.62	0.62
SD04-12	544.7	142.5	-	172.5	30.0	0.28	0.45
SD04-13	785.2	32.5	-	42.5	10.0	0.46	0.14
and		430.0	-	621.5	191.5	0.45	0.45
including		440.0	-	499.5	59.5	0.95	0.84
and		645.9	-	702.5	56.6	0.30	0.59
SD04-14	961.5	260.0	-	780.0	520.0	0.37	0.38
including		460.0	-	517.5	57.5	0.55	0.55
SD04-15	730.6	305.0	-	354.4	49.4	0.34	0.28
SD04-16	730.61	325.0	-	595.0	270	0.56	0.58
including		500.0	-	592.8	92.8	1.11	1.15
including		557.35	-	574.4	17.05	2.30	2.70

Imperial Metals



MOUNT POLLEY PROPERTY
SPRINGER ZONE
2003/2004 DRILL PLAN
Imperial Metals
Aug 24, 2004
LEGEND
Current Pit Design
2003/2004 Diamond Drill Hole
METRES
0 50 100
SD04-12 (-52)
SD04-06 (-55)
SD04-10 (-52)
SD04-7 (-53)
SD03-3 (-48)
SD04-8 (-53)
SD04-9 (-52)
SD03-4 (-45)
SD03-1 (-90)
SD04-5 (-52)
SD03-2 (-52)
SD04-14 (-60)
SD04-15 (-57)
SD04-11 (-57)
SD04-16 (-50)
SD04-13 (-60)
1100 E
1200 E
1300 E
1400 E
1500 E
1600 E
1700 E
1800 E
1900 E
2000 E
2100 E
2200 E
2300
3900 N
3800 N
3700 N
3600 N
3500 N
3400 N
3300 N
3200 N
3100 N


SD04-16 (-57)
SD04-11 (-57)
SD04-14 (-57)
SD04-13 (-60)
282.5 - 555.7m
(0.72% Cu, 0.36 g/t Au) / 273.2m
325.0 - 595.0m
(0.56% Cu, 0.58 g/t Au) / 270.0m
430.0 - 621.5m
(0.45% Cu, 0.45 g/t Au) / 191.5m
645.9 - 702.5m
(0.30% Cu, 0.59 g/t Au) / 56.6m
260.0 - 780.0m
(0.37% Cu, 0.38 g/t Au) / 520.0m
LEGEND
Topographic Surface
Current Pit Design
Previous Drill Hole
2003/2004 Diamond Drill Hole
Mineralized Interval
METRES
0 50 100
Imperial Metals
Mount Polley Property
Springer Zone
Drill Section -1705E
Looking West
Aug 24, 2004

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

August 24, 2004

Item 3 News Release

August 24, 2004 – Vancouver, British Columbia

A news release was issued through CCN Matthews on August 24, 2004 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation has intersected 270 metres grading 0.56% copper, 0.58 g/t gold, and 1.34 ppm silver in Springer hole SD04-16 at its 100% owned Mount Polley property near Williams Lake, BC. Included in this interval are 17.05 metres grading 2.30% copper, 2.70 g/t gold, and 4.66 ppm silver.

Item 5 Full Description of Material Change

Imperial Metals Corporation has intersected 270 metres grading 0.56% copper, 0.58 g/t gold, and 1.34 ppm silver in Springer hole SD04-16 at its 100% owned Mount Polley property near Williams Lake, BC. Included in this interval are 17.05 metres grading 2.30% copper, 2.70 g/t gold, and 4.66 ppm silver.

Hole SD04-16 was drilled in a westerly direction at a dip of 50 degrees, and is the southern most test of the deeper Springer mineralization to date. The 270 metre interval of mineralization was intersected from 325.0 to 595.0 metres and the 17.05 metre interval was intercepted from 557.35 to 574.40 metres.

The mineralization intersected in this hole occurs approximately 35 metres south of the mineralized intersection in hole SD04-11 which measured 273.2 metres grading 0.72% copper, 0.36 g/t gold and 1.32 ppm silver. Hole SD04-16 confirms that grades in the deeper part of the Springer Zone are increasing as drilling moves toward the south.

A total of 16 holes have now been completed in the Springer Zone. Refer to the Company website for a complete drill hole table and drill plan. Further drilling in the Springer Zone will resume later in the year.

Two drills are presently testing the recently discovered northern extension of the Northeast Zone.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.488.2666

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 24th day of August, 2004.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory
André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Intercepts Additional High Grade in the Springer Zone

Vancouver (August 24, 2004) - Imperial Metals Corporation (III-TSX) has intersected 270 metres grading 0.56% copper, 0.58 g/t gold, and 1.34 ppm silver in Springer hole SD04-16 at its 100% owned Mount Polley property near Williams Lake, BC. Included in this interval are 17.05 metres grading 2.30% copper, 2.70 g/t gold, and 4.66 ppm silver.

Hole SD04-16 was drilled in a westerly direction at a dip of 50 degrees, and is the southern most test of the deeper Springer mineralization to date. The 270 metre interval of mineralization was intersected from 325.0 to 595.0 metres and the 17.05 metre interval was intercepted from 557.35 to 574.40 metres.

The mineralization intersected in this hole occurs approximately 35 metres south of the mineralized intersection in hole SD04-11 which measured 273.2 metres grading 0.72% copper, 0.36 g/t gold and 1.32 ppm silver. Hole SD04-16 confirms that grades in the deeper part of the Springer Zone are increasing as drilling moves toward the south.

A total of 16 holes have now been completed in the Springer Zone. Refer to the Company website for a complete drill hole table and drill plan. Further drilling in the Springer Zone will resume later in the year.

Two drills are presently testing the recently discovered northern extension of the Northeast Zone.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For additional information refer to the Company website at *www.imperialmetals.com* or contact:
Brian Kynoch, President - 604.669.8959; or
info@imperialmetals.com